UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): August 10, 2022

SONDER HOLDINGS INC.
(Exact name of registrant as specified in its charter)

Delaware		001-39907	85-2097088
(State or other jurisdiction of incorporation)		(Commission File Number)	(I.R.S. Employer Identification No.)

101 15th Street
San Francisco,	California		94103
(Address of principal executive offices)			(Zip Code)
(617) 300-0956
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a–12 under the Exchange Act (17 CFR 240.14a–12)

☐	Pre–commencement communications pursuant to Rule 14d–2(b) under the Exchange Act (17 CFR 240.14d–2(b))

x	Pre–commencements communications pursuant to Rule 13e–4(c) under the Exchange Act (17 CFR 240.13e–4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	SOND	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	SONDW	The Nasdaq Stock Market LLC
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01    Other Events.

On August 10, 2022, Sonder Holdings Inc. (the “Company”) announced that employees of the Company and its affiliates will be invited to participate in a voluntary, one-time opportunity to exchange certain outstanding options (“Eligible Options”) for new stock options ( “New Options”) pursuant to an option exchange program (the “Option Exchange Program”).
Eligible participants will be permitted to exchange certain Eligible Options for New Options on a one-for-one basis. The New Options will have an exercise price equal to the closing price of the Company’s common stock as reported on The Nasdaq Global Select Market on the grant date of the New Options. The criteria for eligible participants and other terms of the Option Exchange Program are still being finalized and are subject to final approval by the Company’s board of directors, and will be announced in a Tender Offer Statement on Schedule TO in connection with the commencement of the Option Exchange Program.
Attached as Exhibit 99.1 and incorporated by reference herein is an email communication regarding the proposed Option Exchange Program that Francis Davidson, CEO, sent to Sonder employees on August 10, 2022. The communication does not constitute an offer to holders of the Company’s outstanding stock options to exchange those stock options for New Options.
The Option Exchange Program has not yet commenced and, subject to final approval by the Company’s board of directors, will only be made pursuant to the terms and conditions set forth in the Tender Offer Statement on Schedule TO, including the Offer to Exchange, and other related materials filed with the Securities and Exchange Commission (“SEC”) and sent to eligible participants. At the time the Option Exchange Program begins, the Company will provide eligible participants with written materials explaining the terms of the Option Exchange Program. Eligible participants should read these written materials carefully when they become available because they will contain important information about the Option Exchange Program. The Company will also file these written materials with the SEC as part of a Tender Offer Statement upon commencement of the Option Exchange Program. These materials will be available free of charge at www.sec.gov or by contacting the Company’s Corporate Secretary at 500 E 84th Ave., Suite A-10, Thornton, CO, 80229.
This filing and the exhibits incorporated by reference herein include forward-looking statements within the meaning of the federal securities laws. These forward-looking statements include, but are not limited to, statements regarding the Company’s expectations regarding the Option Exchange Program and the terms, conditions and scope thereof. Forward-looking statements are subject to known and unknown risks and uncertainties. All information provided herein is as of the date hereof, and we undertake no duty to update this information unless required by law.
Item 9.01    Financial Statements and Exhibits

(d)    Exhibits

Exhibit No.	Description
99.1	Electronic Mail Communication sent on August 10, 2022 from Francis Davidson, CEO, to All Employees
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sonder Holdings Inc.

Date: August 10, 2022	By:	/s/ Sanjay Banker
	Name:	Sanjay Banker
	Title:	President and Chief Financial Officer

Exhibit 99.1
Hi Team,

One of the reasons we’ve been so successful as a business is because of the incredible talent density we have at Sonder. We’ll always focus on how to attract and retain the best talent – that is the best way to ensure we build a lasting company through the ups and downs. But given market headwinds, the majority of stock options held by our valued colleagues are deeply underwater.

I’m happy to share that in response to this, we’re making a few changes to our employee equity program:

•We plan to offer all employees a voluntary, one-time opportunity to exchange existing underwater stock options with new stock option grants at the prevailing share price. This option exchange offer is still subject to final approval by our board of directors and we aim to share final terms and timing in the coming weeks. Once approved, it is expected that anyone eligible who wishes to participate in the exchange offer will be able to replace their underwater stock options for in-the-money stock options at a 1:1 ratio.

•Equity grants for performance will be done on an annual year-end cadence to align with market standard. Grants for promotions or extremely high potential employees won’t change from their semi-annual cadence.

•Until further notice all new equity grants will be in stock options rather than RSUs. This allows us to issue more units to our employees versus RSUs and better align our people’s success with our shareholder’s success. In addition, there are generally meaningful tax benefits that come from options vs RSUs.

•Moving forward, all options granted to new hires and promotions will be in numbers of stock options as opposed to in dollar amount of options. This methodology better ensures internal parity and consistency across all employees, regardless of market volatility. The number of options that each new hire or promoted employee receives is a predetermined range by employee level.

Our success as a business is only possible with our incredible people and culture. You are all the beating heart of this company. If you have any questions, please reach out to our Global Equity Team on equity or HRBP on the performance review.

Thank you for all of your hard work.

Francis

The option exchange program has not yet commenced and, subject to final approval by Sonder’s Board of Directors, will only be made pursuant to the terms and conditions set forth in the Tender Offer Statement on Schedule TO, including an Offer to Exchange document, and other related materials filed with the Securities and Exchange Commission and sent to eligible participants. At the time the option exchange program begins, Sonder will provide eligible participants with written materials explaining the terms of the option exchange program. Eligible participants should read these written materials carefully when they become available because they will contain important information about the option exchange program. Sonder will also file these written materials with the Securities and Exchange Commission as part of a Tender Offer Statement upon commencement of the option exchange program. These materials will be available free of charge at www.sec.gov or by contacting Sonder’s Corporate Secretary at 500 E 84th Ave., Suite A-10, Thornton, CO, 80229.